February 10, 2014
VIA EDGAR
Ms. Stephanie J. Ciboroski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Evercore Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 27, 2013
Form 10-Q for the Quarter Ended September 30, 2013
Filed November 12, 2013

File No. 001-32975
Dear Ms. Ciboroski:
Evercore Partners Inc. is pleased to respond to your letter dated January 27, 2014, concerning its Form 10-K for the fiscal year ended December 31, 2012, filed on February 27, 2013, and its Form 10-Q for the quarterly period ended September 30, 2013, filed on November 12, 2013. In this letter, references to “Evercore,” the “Company,” “we,” “us,” “our,” refer to Evercore Partners Inc., a Delaware corporation, and its consolidated subsidiaries. For your convenience, we have restated your comments below preceding our responses.
Form 10-K for the Fiscal Year Ended December 31, 2012
Notes to Consolidated Financial Statements, page 63
Note 16 - Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders, page 89

1. We note your response to prior comment 3 regarding the factors driving the LP units to be continuously antidilutive and your proposed disclosure that the adjustment to the numerator of diluted net income would have been $17,792, $17,014 and $21,401 for the nine months ended September 30, 2013, and years ended December 31, 2012 and 2011, respectively. Tell us and enhance future filings to explain how these adjustments to the numerator of diluted net income are more than the actual net income attributable to Noncontrolling Interest as presented on the consolidated statement of operations for the related periods. Please provide us with a draft of your proposed disclosure.
Management’s Response to Question 1:

The Company acknowledges the Staff’s comment and advises the Staff that the computation of the adjustment amounts to the numerator submitted in our prior response included a tax benefit on the cost associated with expensing the unvested LP Units of $7,618, $8,266 and $8,830 for the years ended December 31, 2013, 2012 and 2011, respectively, and $5,798 for the nine months ended September 30, 2013. The expense associated with the LP Units is not deductible for income tax purposes.  Thus, the dilutive test assumed that upon the exchange of the LP Units, the expense associated with their vesting is replaced by another type of compensation award and that the expense related to that award was deductible for income tax purposes.  This assumed tax benefit is the primary factor causing the adjustment to the numerator to exceed the noncontrolling interest allocation in each of the three years.  In addition, the Company has noncontrolling interests related to majority owned subsidiaries other than Evercore LP, which are included in the reported amounts. Such amounts reflected net profits in 2013 and 2012 and significant allocated losses for the year ended December 31, 2011 related to Evercore Asset Management, which was discontinued in 2011, and our Institutional Equities business which was in start-up in that year.

The compensation expense associated with the LP Units ended in 2013 as all the units have become fully vested on December 31, 2013. Therefore, this element will not be a factor in our calculation in future periods. Nonetheless, the Company expects that the assumed conversion of the LP Units will continue to be antidilutive since prior periods would have been antidilutive excluding the assumed tax benefit on the compensation expense.

In analyzing the data during this dialogue with the Staff, the Company has revised the adjustments to the numerator for the years ended December 31, 2012 and 2011 and the nine months ended September 30, 2013 to $16,401, $14,522 and $13,678, respectively.  The adjustment for the year ended December 31, 2013 is $20,422.

Further, the Company will expand on its disclosure within Note 16 - Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders in its 2013 Form 10-K. The following is the revised disclosure. All dollar and share amounts presented are in thousands, unless otherwise noted. We have underlined the sections which we believe addresses the Staff’s inquiry.

“Note 16 - Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders
The calculations of basic and diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders for the years ended December 31, 2013, 2012 and 2011 are described and presented below.

	For the Years Ended December 31,
	2013	2012	2011
Basic Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders
Numerator:
Net income from continuing operations attributable to Evercore Partners Inc.	$54,867	$28,889	$7,918
Associated accretion of redemption price of noncontrolling interest in Trilantic (See Note 15)	(68)	(84)	(84)
Net income from continuing operations attributable to Evercore Partners Inc. common shareholders	54,799	28,805	7,834
Net income (loss) from discontinued operations attributable to Evercore Partners Inc. common shareholders	(1,605)	—	(966)
Net income attributable to Evercore Partners Inc. common shareholders	$53,194	$28,805	$6,868
Denominator:
Weighted average shares of Class A common stock outstanding, including vested RSUs	32,208	29,275	26,019
Basic net income per share from continuing operations attributable to Evercore Partners Inc. common shareholders	$1.70	$0.98	$0.30
Basic net income (loss) per share from discontinued operations attributable to Evercore Partners Inc. common shareholders	(0.05)	—	(0.04)
Basic net income per share attributable to Evercore Partners Inc. common shareholders	$1.65	$0.98	$0.26
Diluted Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders
Numerator:
Net income from continuing operations attributable to Evercore Partners Inc. common shareholders	$54,799	$28,805	$7,834
Noncontrolling interest related to the assumed exchange of LP Units for Class A Shares	(a)	(a)	(a)
Associated corporate taxes related to the assumed elimination of Noncontrolling Interest described above	(a)	(a)	(a)
Diluted net income from continuing operations attributable to Class A common shareholders	54,799	28,805	7,834
Net income (loss) from discontinued operations attributable to Evercore Partners Inc. common shareholders	(1,605)	—	(966)
Diluted net income attributable to Class A common shareholders	$53,194	$28,805	$6,868
Denominator:
Weighted average shares of Class A common stock outstanding, including vested RSUs	32,208	29,275	26,019
Assumed exchange of LP Units for Class A Shares	(a)	(a)	(a)
Additional shares of the Company’s common stock assumed to be issued pursuant to non-vested RSUs and deferred consideration, as calculated using the Treasury Stock Method	3,585	2,386	1,903
Assumed conversion of Warrants issued	2,688	887	1,475
Diluted weighted average shares of Class A common stock outstanding	38,481	32,548	29,397
Diluted net income per share from continuing operations attributable to Evercore Partners Inc. common shareholders	$1.42	$0.89	$0.27
Diluted net income (loss) per share from discontinued operations attributable to Evercore Partners Inc. common shareholders	(0.04)	—	(0.04)
Diluted net income per share attributable to Evercore Partners Inc. common shareholders	$1.38	$0.89	$0.23

(a)
The Company has outstanding LP Units in its subsidiary, Evercore LP, which give the holders the right to receive Class A Shares upon exchange on a one for one basis. During the years ended December 31, 2013, 2012 and 2011, the LP Units were antidilutive and consequently the effect of their exchange into Class A Shares has been excluded from the calculation of diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders. The units that would have been included in the denominator of the computation of diluted net income (loss) per share attributable to Evercore

Partners Inc. common shareholders if the effect would have been dilutive were 6,433, 8,695 and 10,356 for the years ended December 31, 2013, 2012 and 2011, respectively. The adjustment to the numerator, Diluted net income attributable to Class A common shareholders, if the effect would have been dilutive, would have been $20,422, $16,401 and $14,522 for the years ended December 31, 2013, 2012 and 2011, respectively. In computing this adjustment, the Company assumes that all vested LP Units are converted into Class A Shares, that all earnings attributable to those shares are attributed to Evercore Partners Inc., that it has adopted a conventional corporate tax structure and is taxed as a C Corporation in the U.S. at prevailing corporate tax rates and that all unvested LP Units are replaced with a compensation award for an equal amount that is deductible for income tax purposes (note that LP Units are not deductible for income tax purposes). The assumed income tax benefit on the compensation award replacing the unvested LP Units is $7,618, $8,266 and $8,830 for the years ended December 31, 2013, 2012 and 2011, respectively. The Company does not anticipate that the LP Units will result in a dilutive computation in future periods.

The shares of Class B common stock have no right to receive dividends or a distribution on liquidation or winding up of the Company. The shares of Class B common stock do not share in the earnings of the Company and no earnings are allocable to such class. Accordingly, basic and diluted net income per share of Class B common stock have not been presented.”
Form 10-Q for the Quarterly Period Ended September 30, 2013
Notes to Unaudited Condensed Consolidated Financial Statements, page 9
Note 8 - Investments, page 13

2. We note your response to prior comment 4 related to your investment in Trilantic Capital Partners, Inc. where you state that you allocate the cost of the investment to current and future Trilantic funds as you satisfy capital calls of these funds. Your proposed disclosure also states that you base this allocation on your expectation of Trilantic’s future fundraising ability and performance. Please clarify how you perform this analysis and consider providing an example calculation demonstrating how this allocation is made. Additionally, please tell us and enhance future filings to clarify the terms under which you are required to satisfy capital calls, whether these capital calls are solely at your discretion and if there is any expiration related to your right to invest in Trilantic’s future funds. Please provide us with a draft of your proposed disclosure.
Management’s Response to Question 2:

The Company acknowledges the Staff’s comment and advises the Staff that the analysis performed to allocate the cost of the Company’s investment in Trilantic Capital Partners is based on the Company’s long-term relationship with Trilantic's management and our strategic alliance with the Company, which we anticipate will be maintained for many years in the future.
The Company’s overall capital commitment to Trilantic Fund V is $5 million, of which $4.3 million is unfunded at December 31, 2013. Capital called by Trilantic under this commitment is due upon their determination. The Company’s capital commitments to future Trilantic funds will be negotiated between the Company and Trilantic at the time the fund is launched. The Company expects, at a minimum, to participate in Trilantic Funds VI and VII and this participation will be at an amount comparable to Fund V.
The Company allocates its investment in Trilantic Capital Partners to individual investments as follows. The Company assumes that Trilantic will raise Funds VI and VII at the same level as Fund V, which is $2 billion, and that the Company will participate in Funds VI and VII equal to its participation in Fund V, which is $5 million. Thus, since the Company anticipates that it will invest $5 million in Funds V, VI, and VII, the allocation of the Trilantic Capital Investment to each of Funds V, VI and VII on a dollar-to-dollar basis with its investment over time will aggregate $15 million. When added to the $1.1 million already allocated to Fund IV, the entire $16.1 million original investment in Trilantic Capital Partners will then be allocated to fund investments. The Company evaluates these assumptions at the end of each reporting period and will adjust the allocations, and/or evaluate for impairment, as necessary in future periods.
Further, the Company will expand on its disclosure within Note 9 - Investments, with respect to its investment in Trilantic Capital Partners, in its 2013 Form 10-K. The following is the revised disclosure. All dollar and share amounts presented are in thousands, unless otherwise noted. We have underlined the sections which we believe addresses the Staff’s inquiry.

“Investment in Trilantic Capital Partners
In 2010, the Company made a limited partnership investment in Trilantic Capital Partners (“Trilantic”) in exchange for 500 LP Units having a fair value of $16,090. This investment gave the Company the right to invest in Trilantic’s current and future private equity funds, beginning with Trilantic Fund IV. The Company accounts for this investment under the cost method, subject to impairment.  The Company allocates the cost of this investment to its investments in current and future Trilantic funds, as the Company satisfies the capital calls of these funds. The Company bases this allocation on its expectation of Trilantic’s future fundraising ability and performance.  During 2013, $825 and $29 of this investment was allocated to Trilantic Fund V and Trilantic Fund IV, respectively.  From 2010 to 2012, $1,091 of this investment was allocated to Trilantic Fund IV. This investment had a balance of $14,145 and $14,999 as of December 31, 2013 and December 31, 2012, respectively. The Company has a $5,000 commitment to invest in Trilantic Fund V, of which $4,265 is unfunded at December 31, 2013. The Company and Trilantic anticipate that the Company will participate in the successor funds to Fund V. The Company further anticipates that participation in successor funds will be at amounts comparable to those of Fund V.”

Note 12 – Noncontrolling Interest, page 20

3. We note your response to prior comment 4 and your disclosure related to the strategic alliance with Trilantic, and Evercore LP’s issuance of 500 LP units with a minimum redemption value of $16,500 on December 31, 2014 in exchange for certain limited partnership interests in Trilantic. Tell us and enhance disclosures in future filings to discuss the underlying terms of the LP units issued to Trilantic. For example, disclose whether they are exchangeable on a one-for one basis for shares of your Class A common stock and are entitled to economic interests, consistent with other LP units issued, and clarify whether the minimum redemption value changes over time. Please provide us with a draft of your proposed disclosure.

Management’s Response to Question 3:

The Company acknowledges the Staff’s comment and advises the Staff that the 500,000 Evercore LP units held by Trilantic were issued in February 2010 at a fair value of $16.1 million. The original terms were such that, at the option of the holder, these LP units were exchangeable on a one-for-one basis for Evercore Class A common shares or may be redeemed for cash of $16.5 million on December 31, 2014. Similar to other LP units, these units were entitled to distributions equivalent to dividends paid on the Company’s Class A common shares.
On October 23, 2013, as reported in the Company’s Form 8-K as of that date, the Company’s Board of Directors agreed to release the transfer restrictions on all of the LP units held by Trilantic. On October 25, 2013, Trilantic converted these units into 500,000 Class A common shares.
Further, the Company will expand on its disclosure within Note 15 - Noncontrolling Interest in its 2013 Form 10-K, as follows. The following is the revised wording to be included in Note 15. All dollar and share amounts presented are in thousands, unless otherwise noted.

“In February 2010, Evercore LP issued 500 LP Units to Trilantic. The original terms were such that at December 31, 2014, at the option of the holder, these LP Units were exchangeable on a one-for-one basis for Class A shares or may be redeemed for cash of $16,500. Accordingly, this value was being accreted to the minimum redemption value of $16,500 over the five-year period ended December 31, 2014 and $16,331 was reflected in Redeemable Noncontrolling Interests on the Statement of Consolidated Financial Condition at December 31, 2012. Accretion was $68 and $84 for the years ended December 31, 2013 and 2012, respectively.  In October of 2013, the Board of Directors of the Company agreed to release the transfer restrictions associated with these LP Units and the holders of these units exchanged them into Class A Shares.”
* * * * * * * * * * * * * * * *
In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-857-7468 or Paul Pensa, our Controller and Principal Accounting Officer at 212-822-7573.
Sincerely,

/s/ Robert B. Walsh
Robert B. Walsh
Chief Financial Officer

cc:	Michelle Miller, Securities & Exchange Commission
Paul Pensa, Controller and Principal Accounting Officer
Adam Frankel, General Counsel and Corporate Secretary
Dorothy Bondarenko, Deloitte & Touche LLP